FARNSWORTH BANCORP, INC.


VIA EDGAR
---------

April 13, 2005

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Farnsworth Bancorp, Inc.
                  SEC File No. 000-24621
                  Form 10-KSB for the F/Y/E September 30, 2004
                  --------------------------------------------

Dear Mr. Nolan:

         This is in response to your comment letter dated March 30, 2005, with respect to the above- referenced Annual Report on Form 10-KSB for Farnsworth Bancorp, Inc. (the "Company"). The following information is provided to you supplementally in accordance with your comment letter.

Background

         Plan of Conversion

         On March 2, 1998, Peoples Savings Bank (the "Bank") adopted a Plan of Conversion providing for the conversion of the Bank from the mutual to the stock form of organization and providing for the Bank to become a wholly-owned subsidiary of the Company (the "Conversion"). Simultaneously with the Conversion, the Company filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission ("SEC") and conducted its initial public offering of common stock. The offering and the Conversion were completed on September 29, 1998, whereupon the Bank became a wholly-owned subsidiary of the Company and the Company became a public company registered with the SEC. The Conversion was at all times conducted, and the Plan of Conversion was prepared, in accordance with the Conversion Regulations of the Office of Thrift Supervision ("OTS"), the Bank's primary regulator, under 12 C.F.R. Part 563, and both were approved by the OTS in August 1998.

         Liquidation Account

         In accordance with OTS Regulations, the Plan of Conversion provided for the establishment, upon completion of the conversion, of a special "liquidation account" for the benefit of Eligible Account Holders (persons who had a deposit account of at least $50.00 on December 31, 1996) and Supplemental Eligible Account Holders (persons who had a deposit account of at least $50.00 on

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Mr. John P. Nolan
Accounting Branch Chief
April 13, 2005
Page 2

June 30, 1998). The amount of the liquidation account established at the time of Conversion was $2,225,315. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he continues to maintain his deposit account with the Bank, would be entitled, upon the complete liquidation of the Bank after conversion, to an interest in the liquidation account prior to any payment to stockholders. Each Eligible Account Holder would have an initial interest in such liquidation account for each deposit account held in the Bank on the qualifying date, December 31, 1996. Each Supplemental Eligible Account Holder would have a similar interest as of the qualifying date, June 30, 1998. The interest as to each deposit account would be in the same proportion of the total liquidation account as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders on such qualifying dates. However, if the amount in the deposit account on any annual closing date (September 30) is less than the amount in such account on the respective qualifying dates, then the interest in this special liquidation account would be reduced at that time by an amount proportionate to any such reduction, and the interest would cease to exist if such deposit account was closed. The interest in the special liquidation account will never be increased despite any increase in the related deposit account after the respective qualifying dates. Accordingly, the amount of the liquidation account can only decrease over time.

         Upon a complete liquidation of the Bank after the Conversion, each depositor would have a claim, as a creditor, of the same general priority as the claims of all other general creditors. Therefore, except as described above, a depositor's claim would be solely in the amount of the balance in his deposit account plus accrued interest. A depositor would not have an interest in the residual value of the Bank's assets above that amount, if any.

         No merger, consolidation, purchase of bulk assets with assumptions of savings accounts and other liabilities, or similar transactions with another insured institution in which transaction the Bank is not the surviving institution shall be considered a complete liquidation. In such transactions, the liquidation account will be assumed by the surviving institution.

         Remoteness/Immateriality of Liquidation Account

         It is highly unlikely that the Bank would be liquidated and thereby give rise to a claim by depositors under the liquidation account. The chance of this event occurring is "remote" as defined in SFAS No. 5. To our knowledge, there has never been a liquidation of a healthy public thrift institution in the United States and there very likely never will be one. Any such liquidation would require OTS approval. It is unlikely the OTS would approve a liquidation of a healthy thrift institution as any such entity can more easily be sold to another financial depositary institution and the deposit accounts would continue uninterrupted. This would result in no loss to the Federal Deposit Insurance Fund ("FDIC"). Moreover, the Company would never consider liquidation as a viable transaction given the franchise value of the Company as a going concern (the Company's common stock currently trades at approximately 140% of book value and national median merger

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Mr. John P. Nolan
Accounting Branch Chief
April 13, 2005
Page 3


multiples for completed transactions are approximately two times book value). In fact, the only event that may cause the liquidation of the Bank would be the Bank's insolvency. In the event the Bank did become insolvent and was liquidated by federal banking regulators, there would be no net worth to distribute depositors and the liquidation account would be meaningless. Depositors would in such circumstance be covered by the FDIC, up to applicable limits.

         Under Paragraph 8 of SFAS No. 5, an estimated loss from a loss contingency must be accrued if it is "probable that one or more future events will occur confirming the fact of the loss." Because the likelihood of the Bank being liquidated is remote, the Company is not required to accrue for it. In addition, because the amount of the liquidation account can only decrease each year and almost seven years have elapsed since the Conversion was completed, the amount of the liquidation account can reasonably be assumed to be immaterial to the Company based on actual deposit and certificate of deposit attrition rates and those attrition rates typical for a thrift of the Bank's size. For example, any depositor as of the qualifying dates who had only a certificate of deposit with the Bank would no longer have any interest in the liquidation account as all of such certificates would have matured by now. At the time of Conversion, the Bank had approximately $19.5 million in certificates of deposit, representing approximately 54% of total deposits. All of such certificates of deposits have matured and are, therefore, no longer eligible for coverage by the liquidation account. Similarly, any depositor who has withdrawn any amount money from a transaction or savings account as of the qualifying dates has caused the amount of the liquidation account to decline by the amount of such withdrawal. At the time of Conversion, the Bank had approximately $9.6 million in transaction accounts on deposit, representing approximately 27% of total deposits. Currently, we estimate that none of such accounts would be eligible for the full amount of the liquidation account as all of them have had withdrawals since their qualifying dates in amounts negating or significantly reducing their coverage. Finally, we estimate that more than half of the remaining balance of savings deposits at time of Conversion, approximately $420,000, are no longer eligible for coverage under the liquidation account based on normal deposit attrition rates. Accordingly, the liquidation account is reasonably estimated by us to be less than $250,000, an amount which is clearly immaterial to the Company.

         At December 31, 2004, the Company had total stockholders' equity of approximately $9.1 million, far in excess of the $2.2 million of retained earnings the Bank had in 1998 prior to Conversion when the liquidation account was established. In view of the major increase in stockholders' equity and the consistent decrease in the amount of deposits during the past seven years, we believe that the amount of the liquidation account is clearly not material to the Company on a consolidated basis.

Mr. John P. Nolan
Accounting Branch Chief
April 13, 2005
Page 4


Your Specific Comments

          1. Each Eligible and Supplemental Eligible Account Holder was required to have at least $50.00 on deposit as of the qualifying date in order to participate in the liquidation account.

          2. As discussed above, the Company has not determined the liquidation account balance because it is highly unlikely that the liquidation account will ever be used and the amount of the liquidation account is immaterial to the Company's financial condition taken as a whole. The consolidated balance sheets and the notes to consolidated financial statements disclose the restriction on retained earnings in accordance with SFAS No. 5. The Company is able to conclude that its retained earnings for all periods presented are sufficient to pay the liquidation account based upon our level of regulatory capital, the fact that the liquidation account can only decrease over time and the remoteness of a complete liquidation of the Bank ever occurring.

          3. The Company could not determine the balance of the liquidation account without unreasonable effort and undue expense to the Company. The Company would have to analyze all changes in account balances as of the qualifying dates and attempt to track account balances, decreases, account closings and maturities of certificates of deposits over the past nine years. Even if the Company could determine the balance of the liquidation account to some degree, the amount would not be meaningful or material to the Company because such balance would very likely be insignificant at this point in time. We believe our treatment of the liquidation account is not unique to us and that most, if not all, other similarly situated converted thrift institutions treat their liquidation accounts in the same manner as we do.

          4. The 20% stock dividend did decrease retained earnings but increased common stock and additional paid in capital by the same dollar amount, thus stockholders' equity remained the same. Accordingly, the 20% stock dividend in each of the last two years did not impact the amount of the liquidation account. The amount of the liquidation account is established at the time of Bank's conversion and can only decrease over time. We had the appropriate level of retained earnings based upon our level of regulatory capital and the likelihood that a complete liquidation is remote.

          5.   The  Bank's  ability  to pay cash  dividends  to the  Company  is governed by OTS Regulations, 12 C.F.R. Part 563.140. In accordance with such Regulations, the Bank may distribute to the Company without OTS approval cash dividends in an amount equal to its retained net income for current calendar year, plus retained net income for the prior two calendar years, less any dividends paid during such periods. Any

Mr. John P. Nolan
Accounting Branch Chief
April 13, 2005
Page 5

               dividends by the Bank to the Company in excess of this amount require the prior approval of the OTS. The Bank must obtain the prior approval of the OTS before it can pay a dividend to the Company if it is not "well capitalized" under applicable OTS regulations. In addition, the Bank may not pay a dividend if such payment would cause it to reduce its net worth below the amount required for the liquidation account or cause it to become "undercapitalized", as defined in OTS Regulations. At December 31, 2004, the Bank had total stockholders' equity of approximately $9.1 million, well in excess of the amount required under OTS Regulations for the payment of dividends to the Company.

          6. Under Paragraph 8 of SFAS No. 5, an estimated loss from a loss contingency must be accrued ". . . if it is probable that a liability had been incurred at the date of the financial statements . . . and the amount of loss can be reasonably determined. . ." Because the likelihood of the Bank being liquidated is remote, the Company is not required to accrue a loss contingency as defined as SFAS No. 5. In addition, because the amount of the liquidation account can only decrease each year and almost seven years have elapsed since the Conversion was completed, the amount of the liquidation account can reasonably be assumed to be immaterial to the Company based on deposit and certificate of deposit attrition rates typical for a thrift of the Bank's size and the actual decreases discussed above.

Acknowledgments

         The Company hereby acknowledges that it (I) is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB filed with the Commission, (ii) is aware that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the foregoing is responsive to your comments. Please feel free to contact me if we can provide you with any additional information. Thank you.

                                                Sincerely,


                                                /s/Gary N. Pelehaty
                                                Gary N. Pelehaty
                                                President and CEO


cc:      John J. Spidi, Esq.
         Kevin R. Foley, CPA